UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission File Number 1-1969
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arbitron 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046
(410) 312-8000

ARBITRON 401(k) PLAN
Index to Financial Statements, Schedule, and Exhibit

Page Number
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2009 and 2008	4

Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2009 and 2008	5

Notes to the Financial Statements — December 31, 2009 and 2008	6

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009	13

SIGNATURE	14

EXHIBIT

Exhibit 23.1— Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of
  Arbitron Inc. and Participants
  of the Arbitron 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Arbitron 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/KPMG LLP
Baltimore, Maryland
June 22, 2010

ARBITRON 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Common stock	$1,475,243	$845,669
Mutual funds	68,217,443	52,015,688
Participant loans	984,294	1,123,627

	70,676,980	53,984,984

Receivables:
Participant contributions	176,153	252,291
Employer contributions	501,531	666,089

	677,684	918,380

Total assets	71,354,664	54,903,364

Liabilities:
Excess contributions refund payable	95,388	18,625

Total liabilities	95,388	18,625

Net assets available for benefits	$71,259,276	$54,884,739

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$13,497,959	$(22,732,551)
Interest	71,389	83,004
Dividends	997,810	2,164,397

	14,567,158	(20,485,150)

Contributions:
Participant	5,643,772	6,490,257
Rollovers	129,470	337,508
Employer	2,159,577	2,561,410

	7,932,819	9,389,175

Payments and expenses:
Benefits paid to participants	6,119,311	4,255,543
Administrative costs paid by participants	6,129	6,691

Net increase (decrease)	16,374,537	(15,358,209)

Net assets available for benefits:
Beginning of year	54,884,739	70,242,948

End of year	$71,259,276	$54,884,739

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2009 and 2008
1. Description of Plan
General
The following description of the Arbitron 401(k) Plan (the “Plan”) provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for Arbitron Inc. (“Arbitron” or “the Company”) primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by Arbitron through its Retirement Plan Administrator and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Description of the Company
Arbitron is a leading media and marketing information services firm primarily serving radio, cable television, advertising agencies, advertisers, retailers, out-of-home media, online media and, through its Scarborough Research joint venture with The Nielsen Company, broadcast television and print media.
Arbitron currently provides four main services: measuring and estimating radio audiences in local markets in the United States; measuring and estimating radio audiences of network radio programs and commercials; providing software used for accessing and analyzing our media audience and marketing information data; and providing consumer, shopping, and media usage information services.
Trust Agreement
Under the terms of a trust agreement between T. Rowe Price Trust Company, (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond, which insures against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.
Contributions
Participants may contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. For 2009, the IRC limited the total salary deferral contributions of any participant to $16,500, for participants under age 50, and $22,000, for participants age 50 and over. For 2008, the IRC limited the total salary deferral contributions of any participant to $15,500, for participants under age 50, and $20,500, for participants age 50 and over.
Company matching contributions for 2009 and 2008 were determined on the basis of 50% of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based contribution resulted from the achievement of certain Company performance criteria and amounted to 13.5% and 15.9% of a participant’s contribution during 2009 and 2008, respectively, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees at the respective year ends. The Company made basic monthly and biweekly matching contributions totaling $1,710,064 and $1,965,650, for the years ended December 31, 2009 and 2008, respectively. The Company also declared a year-end performance matching contribution of $449,513 and $595,760, for 2009 and 2008, respectively. Contributions to participant accounts, including both employee and employer contributions, were limited to the lesser of 100% of a participant’s compensation or $49,000 and $46,000 for 2009 and 2008, respectively.
Participant Accounts and Vesting
The Trustee maintains an account for each participant, comprised of participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less withdrawals, based on the direction of the participant. Participants in the Plan who also participate in the Company’s defined benefit pension plan are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan who do not participate in the Company’s defined benefit pension plan are immediately vested in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will acquire an interest in performance-based matching contributions in accordance with years of service as noted in the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%
Forfeitures of employer performance-based matching contributions are used to reduce future employer contributions and can be used to pay expenses of administering the Plan. Forfeitures in the amount of $56,686 and $14,000 were used during 2009 and 2008, respectively, to reduce the amount of cash contributed by the Company into the Plan. The amounts of forfeited nonvested accounts not allocated to participant accounts as of December 31, 2009 and 2008, were $19,411 and $37,195, respectively.
Withdrawals
Participants who are age 59 1/2 or older may make withdrawals from their vested account balance. Additionally, any participants who are employed by the Company may withdraw from their vested account balance for “financial hardship,” as defined by federal regulations or for total disability. Participants may also withdraw their rollover contributions and investment earnings on these contributions. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death. Reservist withdrawals were also allowed for any participant who was called to active duty after September 11, 2001 and before December 31, 2007.
Non-Discrimination Testing for Employee Contributions
The Plan, as required by the IRC, performs annual tests comparing participant data for highly compensated participants with data for non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan initially fails the tests, it will refund the excess contributions in the amount necessary to pass the tests.
Excess contributions in the amounts of $95,388 and $18,625 were refunded to highly compensated participants to bring the Plan into compliance for the years ended December 31, 2009 and 2008, respectively. The amount of excess contributions refunded in the subsequent year was recorded as a liability in the amount of $95,388 and $18,625, as of December 31, 2009, and 2008, respectively.

Loans
Participants may borrow up to 50% of their before-tax salary deferral contributions, rollover contributions, and investment earnings on those contributions. Loans must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. The Plan administrator sets the interest rate, effective January 1 and July 1, to be charged on all Plan loans made during the subsequent six-month period and the interest rate is based on the prime interest rate charged by major national banks. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.
Related Party Transactions
The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of management of the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b). The Plan, through the Trustee, has invested in the shares of the Company’s common stock. As of December 31, 2009 and 2008, the Plan’s investment in the Company’s common stock consisted of 62,991 and 63,680 shares, respectively, with a fair market value of $1,475,243 and $845,669, respectively. The Company pays the cost of maintaining the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of any contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Unrealized gains or losses are recognized by the Plan based upon changes in the fair value of outstanding Plan investments during the Plan’s fiscal year.
Payment of Benefits
Benefits are recorded when paid.
Costs and Expenses
The Company pays costs and expenses of maintaining the Plan. Administrative costs paid by participants consist of participant loan origination fees and redemption fees paid, which are deducted directly from the individual participant’s account.

3. Investments
The following table summarizes the Plan’s investments that represent 5% or more of the net Plan assets available for benefits as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008
T. Rowe Price Trust Company Mutual Funds:
Summit Cash Reserves Fund	$12,697,205	$12,650,713
Equity Income Fund	7,699,605	5,938,354
Capital Appreciation Fund	7,663,834	5,689,304
Small-Cap Value Fund	6,423,452	4,980,419
New Horizons Fund	6,147,181	4,090,836
Equity Index 500 Fund	5,429,813	3,636,938
New Income Fund	4,842,755	4,330,402
International Stock Fund	4,229,183	N/A
Balanced Fund	4,197,063	3,056,978
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	2009			2008
	Gain on investments			Gain (loss) on investments
	Realized	Unrealized	Net	Realized	Unrealized	Net

Mutual funds	$684,766	$12,103,893	$12,788,659	$(1,787,840)	$(19,536,196)	$(21,324,036)
Common stock	137,236	572,064	709,300	5,467	(1,413,982)	(1,408,515)

Net appreciation (depreciation)	$822,002	$12,675,957	$13,497,959	$(1,782,373)	$(20,950,178)	$(22,732,551)

4. Fair Value Measurements
The accounting guidance for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.
Arbitron common stock: Investments in the Company’s common stock are valued at unadjusted quoted prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange.
Mutual funds: Investments in mutual funds are valued using daily net asset value calculations performed by the funds for shares held by the Plan at year end. These unadjusted prices are quoted in active markets.
Participant loans: Participant loan balances are valued using inputs that are significant to the valuation, such as the outstanding principal amount, remaining payments, and interest rates.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stock	$1,475,243	$—	$—	$1,475,243
Mutual funds	68,217,443	—	—	68,217,443
Participant loans	—	—	984,294	984,294

Total assets at fair value	$69,692,686	$—	$984,294	$70,676,980

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$845,669	$—	$—	$845,669
Mutual funds	52,015,688	—	—	52,015,688
Participant loans	—	—	1,123,627	1,123,627

Total assets at fair value	$52,861,357	$—	$1,123,627	$53,984,984

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009, and 2008:

Participant
Loans
Beginning balance, January 1, 2009	$1,123,627
Sales, purchases, issuances and settlements, net	(139,333)

Ending balance, December 31, 2009	$984,294

Participant
Loans
Beginning balance, January 1, 2008	$1,016,489
Purchases, sales, issuances and settlements, net	107,138

Ending balance, December 31, 2008	$1,123,627

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009, and 2008:
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated net assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.
6. Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 2009, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code.

7. Risks and Uncertainties
The Plan’s investments are exposed to certain risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially and adversely affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The amount, if any, allocated to participants for benefit claims that were elected for payment prior to year end, but not yet paid as of that date are recorded as a liability on the Form 5500, but not the financial statements. There were no such claims elected by participants prior to the year ended December 31, 2009 or 2008, but not yet paid as of that date.
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2009, and 2008, to the Form 5500:

	Years Ended December 31,
	2009	2008
Benefits paid to participants per the financial statements	$6,119,311	$4,255,543
Unpaid distributions allocated to participants prior to year end	—	(24,253)

Benefits paid to participants per the Form 5500	$6,119,311	$4,231,290

The following is a reconciliation of participant contributions per the financial statements for the years ended December 31, 2009, and 2008, to the Form 5500:

	Years Ended December 31,
	2009	2008
Participant contributions per the financial statements	$5,643,772	$6,490,257
Excess contribution refunds disclosed separately on Form 5500	103,341	18,625

Participant contributions per the Form 5500	$5,747,113	$6,508,882

ARBITRON 401(k) PLAN
Schedule H, Line 4i, — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issue and Investment Description	Current Value
Common stock:
Arbitron Inc.* (62,991 shares)	$1,475,243

T. Rowe Price* mutual funds:
Summit Cash Reserves Fund (12,697,205 shares)	12,697,205
Equity Income Fund (366,823 shares)	7,699,605
Capital Appreciation Fund (422,017 shares)	7,663,834
Small-Cap Value Fund (217,892 shares)	6,423,452
New Horizons Fund (240,312 shares)	6,147,181
Equity Index 500 Fund (180,813 shares)	5,429,813
New Income Fund (522,412 shares)	4,842,755
International Stock Fund (335,649 shares)	4,229,183
Balanced Fund (239,013 shares)	4,197,063
International Discovery Fund (93,858 shares)	3,468,060
Science and Technology Fund (84,372 shares)	1,866,315

64,664,466
Other mutual funds:
Janus Growth and Income Fund (124,885 shares)	3,552,977

Participant loans * (No. of loans = 228) with interest rates ranging from 5.00% to 9.25%	984,294

$70,676,980

See the accompanying report of the independent registered public accounting firm.

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ARBITRON 401(k) PLAN

By:	/s/ SEAN R. CREAMER
Sean R. Creamer
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc., Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date: June 23, 2010